UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. ___)*


                        UNIVERSAL CAPITAL CORPORATION
                               (Name of Issuer)

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                                 913389 10 2
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement:       -X-
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913389 10 2                 13G


1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Timothy J. Brasel

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY




4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER

   950,000

6  SHARED VOTING POWER

   -0-

7  SOLE DISPOSITIVE POWER

   950,000

8  SHARED DISPOSITIVE POWER

   -0-

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   950,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   47.5%

12 TYPE OF REPORTING PERSON*

   IN

*See Instruction before filling out.

Item 1.

     (a)  Name of Issuer: Universal Capital Corporation

     (b)  Address of Issuer's Principal Executive Offices:

               16178 East Prentice Place
               Aurora, Colorado 80015

Item 2.

     (a)  Name of Person Filing: Timothy J. Brasel

     (b)  Address of Principal Business Office:

               16178 East Prentice Place
               Aurora, Colorado 80015

     (c)  Citizenship: USA

     (d)  Title of Class of Securities:  Common Stock, no par value

     (e)  CUSIP No.: 913389 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

    (a)  Amount Beneficially Owned: 950,000*

    (b)  Percent of Class: 47.5%

    (c)  Number of shares as to which such person has: 950,000*

         (i)  sole power to vote or to direct the vote: 950,000*
         (ii) shared power to vote or to direct the vote:  -0-
        (iii) sole power to dispose or to direct the disposition of:
              950,000*
        (iv)  shared power to dispose or to direct the disposition of:
              -0-
__________________

   * Represents shares held by Brasel Charitable Trust; shares held by Charitable Remainder Trust of Timothy J. Brasel; shares held by Charitable Remainder Trust of Mary Jane Brasel; shares held by Charitable Remainder Trust of Susan Anne Brasel; and _____ shares held by Bleu Ridge Consultants, Inc. Profit Sharing Plan and Trust. Timothy J. Brasel is the trustee of each of these trusts.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 13, 1996            By /s/ Timothy J. Brasel
                                       Timothy J. Brasel
                                                                 (univers.1tb)